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PHILIP T. HINKLE

philip.hinkle@dechert.com
+1 202 261 3460 Direct
+1 202 744 7532 Fax

January 5, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Ken Ellington

Re:                             Managed High Yield Plus Fund Inc. (File No. 811-08765)

PACE® Select Advisors Trust (File No. 811-08764)

UBS Investment Trust (File No. 811-06292)

UBS Money Series (File No. 811-08767)

UBS RMA Money Fund Inc. (File No. 811-03503)

UBS RMA Tax-Free Fund Inc. (File No. 811-03504)

UBS Managed Municipal Trust (File No. 811-03946)

Master Trust (File No. 811-22078)

(collectively, the “Registrants”)

Dear Mr. Ellington:

This letter responds to comments that you provided to Stephen Cohen and Philip Hinkle of Dechert LLP in a telephonic discussion on December 4, 2015, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrants and their series (each, a “Fund” and collectively, the “Funds”) relating to the fiscal years ended on April 30, 2015, May 31, 2015, June 30, 2015, July 31, 2015 and August, 31, 2015. We have summarized the comments below, followed by the Registrant’s responses.

Master Fund Trust

1.              Comment:             In the Form N-CSR and report of independent registered public accounting firm filed on EDGAR for Master Trust, there is information missing for Tax-Free Master Fund, although the Staff notes that the information posted on the website was complete.  Please re-file a complete report as a Form N-CSR/A.

Response:  The Registrant will file an amended report on Form N-CSR containing the information for all Funds of Master Trust and obtain and file a related report of independent registered public accounting firm.  We appreciate the staff recognizing that the related electronic copy of the shareholder report, as posted on UBS Asset Management’s website, did not have this issue, and we have confirmed that the printed “hard copy” shareholder reports as mailed to shareholders were complete.  The issue identified by the staff appears to be isolated and the result of a third-party filing agent error that occurred with the electronically transmitted EDGAR data file.

UBS Cash Reserves Fund

2.              Comment:             If the Fund is no longer in existence, please designate the Fund as inactive on EDGAR.

Response:                The Registrant confirms that this has been done.

3.              Comment:             Please file a final Form N-SAR for the Fund.

Response:                The Registrant confirms that this has been done.

General Comments Applicable to All Funds (as Applicable)

4.              Comment:             For certain Funds, there are no ticker symbols listed on EDGAR.  To the extent these Funds have ticker symbols, please update them on EDGAR.

Response:  We note that to the extent that certain Funds have had ticker symbols, those symbols have been printed prominently on the front cover of Fund prospectuses as shown in registration statements as filed with the Commission on EDGAR.  However, in light of this comment, the Registrant has completed the ticker symbols for all funds that have ticker symbols that are publicly offered and have commenced operation.

5.              Comment:             In the Statement of Operations, please separate into separate captions “interest” and “other income” as required by Section 1 of Article 6-07 of Regulation S-X rather than presenting on a consolidated basis as currently present for certain Funds.

Response:  The Registrant will incorporate this comment on a going-forward basis, when applicable.

6.              Comment:             In the Notes to the financial statements in the section captioned “Investment manager and advisor” for certain Funds, the disclosure states that UBS has voluntarily agreed to waive management and administration fees.  For such Funds, please disclose if the fee waiver is subject to recoupment and note whether the recoupment is limited to a three-year period.

Response:                Each Registrant confirms that these voluntary waiver amounts are not subject to recoupment unless otherwise has been explicitly stated in the financial statement footnotes for a particular Registrant.

UBS Money Series

7.              Comment:             In the Notes to the financial statements in the section captioned “Federal Tax Status,” the disclosure on the tax character of distributions paid includes percentages but not dollar amounts.  Please also disclose dollar amounts of each type of distribution.

Response:                The Registrant will incorporate this comment on a going-forward basis.

PACE® International Fixed Income Investments

8.              Comment:             Please confirm compliance with Rule 19a-1 under the Investment Company Act of 1940 (the “1940 Act”) regarding return of capital disclosures.  Please confirm that if the Fund discloses distributions or current yields on its website or in other marketing materials, the Registrant does not use “dividends” or “yields” to describe any distribution that contains a return of capital.

Response:                The Registrant confirms that it believes the Fund has complied with Rule 19a-1 under the 1940 Act.  Registrant respectfully notes that, at the time of each monthly distribution, the Registrant distributes what is constituted as book income only.  Accordingly, the Registrant did not include return of capital disclosures with the applicable distribution statements.  However, the Registrant subsequently discovered that certain amounts of the distributions during the applicable period should be re-characterized as return of capital based on an analysis of the Fund’s taxable earnings and profits after the close of the fiscal year end.  The Registrant notes that such re-characterization can occur retroactively within the current calendar year of the Fund’s fiscal year (i.e., January 2015-July 2015) given the provisions in the applicable Federal regulations.  The re-characterized dividends will be reported on each shareholder’s Form 1099 for the calendar year ended December 31, 2015.

The Registrant confirms that UBS Asset Management’s website and the Registrant’s marketing materials comply with Rule 19a-1.  The Registrant respectfully notes that there is no applicable law or regulatory guidance that would disallow the use of the terms dividend or yield in this context.

PACE® Strategic Fixed Income Investments

9.              Comment:             According to the Fund’s prospectus, the Fund “invests at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in investment grade fixed income securities.”  The annual report states that the fund held investments of 25.4% in non-investment grade and unrated securities.  Please explain why and discuss in correspondence whether the fund is in compliance with the Prospectus.

Response:                The Registrant respectfully notes that the table titled “Portfolio statistics (unaudited)” in its annual report only shows credit quality ratings based on the ratings assigned to portfolio holdings by Standards & Poor’s Ratings Group (“S&P”), as noted in footnote two to the table and consistent with SEC amendments to Form N-1A, Item 27, and no other rating agencies.  The Registrant confirms that the results as of July 31, 2015 of compliance testing using securities rated by the various agencies, including S&P, Moody’s Investors Service, Inc. or another rating agency have the Fund well above the 80% minimum of its net assets (plus the amount of any borrowing for investment purposes) in investment grade fixed income securities.

PACE® Large Co Value Equity Investments

10.       Comment:             With respect to the PACE® Select Advisors Trust filing on Form N-CSR (filed on October 9, 2015), the industry diversification table for the Fund indicates that greater than 25% of the Fund is invested in the financials sector.  Please confirm that appropriate disclosure is indicated in each Fund’s prospectus regarding investments in such sectors.

Response:                To the extent that the Fund’s investments in a particular sector result in a potential principal risk to the Fund, the Trust will consider including appropriate disclosure in the Fund’s prospectus.

*                                         *                                         *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

•                  the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:                                William MacGregor, Keith A. Weller and Eric Sanders

Jack W. Murphy — Dechert LLP

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